Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Penn Virginia Corporation

Commission File No.: 001- 13283

Subject Company: Penn Virginia Corporation

DENBURY AND PENN VIRGINIA FILE PRELIMINARY

JOINT PROXY STATEMENT AND PROSPECTUS DETAILING

COMPELLING RATIONALE FOR COMBINATION

PLANO and HOUSTON, TX – December 21, 2018 – Denbury Resources Inc. (NYSE: DNR) (“Denbury”) and Penn Virginia Corporation (NASDAQ: PVAC) (“Penn Virginia”) today announced the filing of a registration statement on Form S-4 containing a joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) in connection with Denbury’s proposed acquisition of Penn Virginia.

The joint proxy statement outlines the strategic rationale and merits of the combination as well as the comprehensive and robust process undertaken by both companies and Boards of Directors in reaching their recommendations for the proposed transaction.

While the registration statement and proxy have not yet become effective and the information contained therein is subject to change, it provides important information about the transaction. Once declared effective by the SEC, a date for a special meeting for Denbury stockholders and Penn Virginia shareholders to approve the proposals associated with the transaction will be set, and the definitive proxy statement/prospectus included in the Form S-4 will be mailed to stockholders prior to the vote.

The S-4 Registration Statement is available through the SEC’s EDGAR system on www.sec.gov and the preliminary joint proxy statement/prospectus contained in the S-4 is available via Denbury’s investor relations website at www.denbury.com/investor-relations. When filed, the definitive joint proxy statement/prospectus will be available via Denbury’s investor relations website as well as Penn Virginia’s investor relations website at https://ir.pennvirginia.com/.

TRANSACTION DETAILS

As previously announced, under the terms of the definitive merger agreement, shareholders of Penn Virginia will receive, subject to proration, a combination of 12.4 shares of Denbury common stock and $25.86 of cash for each share of Penn Virginia common stock. Penn Virginia shareholders will have the option to receive all stock, all cash, or a mix of cash and stock, subject to proration such that the overall mix of consideration does not result in more or less than $400 million in cash being paid. The merger consideration received by Penn Virginia shareholders who do not properly make an election will depend on the number of other shareholders electing to receive all stock, all cash, or a mix of cash and stock. The stock portion of the consideration received by Penn Virginia’s shareholders is expected to be tax-free. Upon closing of the transaction, Denbury stockholders will own approximately 71% of the combined company, and Penn Virginia shareholders will own approximately 29%.

The transaction, which is expected to close in the first quarter of 2019, is subject to the approval of Penn Virginia shareholders and is subject to approval by Denbury’s stockholders of the issuance of common stock and an amendment to Denbury’s charter to increase its authorized shares. The transaction is also conditioned on clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

ADVISORS

Guggenheim Securities, LLC is lead financial advisor to Denbury. J.P. Morgan Securities LLC also is providing financial advice to Denbury with respect to capital structure and financial aspects of the transaction and provided a financing commitment letter for a new $1.2 billion bank revolving credit facility and a $400 million senior secured second lien bridge loan. Jefferies LLC is financial advisor to Penn Virginia. Vinson & Elkins LLP is legal counsel to Denbury. Skadden, Arps, Slate, Meagher & Flom LLP and Gibson, Dunn & Crutcher LLP are legal counsel to Penn Virginia.

DENBURY RESOURCES INC.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. Denbury’s goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com. The information on Denbury’s website is not part of this release.

PENN VIRGINIA CORPORATION

Penn Virginia is a pure-play independent oil and gas company engaged in the development and production of oil, NGLs and natural gas, with a focus in the Eagle Ford shale in south Texas. For more information, please visit www.pennvirginia.com. The information on Penn Virginia’s website is not part of this release.

NO OFFER OR SOLICITATION

This communication relates to a proposed business combination transaction (the “Transaction”) between Denbury and Penn Virginia. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, of the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, Denbury and Penn Virginia have filed a preliminary joint proxy statement/prospectus, and will file a definitive joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (the “SEC”). Investors and security holders are urged to carefully read the preliminary joint proxy statement/prospectus, and to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information regarding Denbury, Penn Virginia and the Transaction.

A definitive joint proxy statement/prospectus will be sent to stockholders of Denbury (to approve issuance of Denbury common stock in the Transaction and to amend Denbury’s certificate of incorporation to increase its authorized shares) and sent to Penn Virginia shareholders seeking their approval of the transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Denbury or Penn Virginia may file with the SEC in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS OF DENBURY AND PENN VIRGINIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by Denbury and Penn Virginia with the SEC at the SEC’s website, www.sec.gov. The definitive joint proxy statement/prospectus (when available) and such other documents relating to Denbury may also be obtained free-of-charge by directing a request to Denbury, Attn: Investor Relations, 5320 Legacy Drive, Plano, Texas 75024, or from Denbury’s website, www.denbury.com. The definitive joint proxy statement/prospectus (when available) and such other documents relating to Penn Virginia may also be obtained free-of-charge by directing a request to Penn Virginia, Attn: Clay Jeansonne, 16285 Park Ten Place, Suite 500, Houston, TX 77084, or from Penn Virginia’s website, www.pennvirginia.com.

Denbury, Penn Virginia and certain of their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Denbury’s executive officers and directors in its definitive proxy statement filed with the SEC on April 12, 2018. You can find more detailed information about Penn Virginia’s executive officers and directors in its definitive proxy statement filed with the SEC on March 28, 2018 and Form 8-K filed with the SEC on September 12, 2018. Additional information about Denbury’s executive officers and directors and Penn Virginia’s executive officers and directors can be found in the above-referenced joint proxy statement/prospectus when it becomes available.

FORWARD LOOKING STATEMENTS

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Denbury or Penn Virginia expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, the benefits of the transaction, the shareholder meeting, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of, or amendment to, the merger agreement, the possibility that stockholders of Denbury may not approve the issuance of new shares of common stock in the Transaction or the amendment of Denbury’s charter or that shareholders of Penn Virginia may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Denbury’s common stock or Penn Virginia’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Denbury and Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities from ongoing business operations or cause them to incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Denbury’s or Penn Virginia’s control, including those detailed in Denbury’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.denbury.com and on the SEC’s website at www.sec.gov. and those detailed in Penn Virginia’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Penn Virginia’s website at www.pennvirginia.com and on the SEC’s website at www.sec.gov. All forward-looking statements are based on assumptions that Denbury or Penn Virginia believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Denbury and Penn Virginia undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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DENBURY CONTACTS:

Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000

John Mayer, Director of Investor Relations, 972.673.2383

PENN VIRGINIA CONTACTS:

Steve Hartman, Senior Vice President and Chief Financial Officer, 713.722.6500

Clay Jeansonne, Director, Investor Relations, 713.722.6540

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